                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Applied Biometrics, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock $.01 par value per share
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                        (Title of Class of Securities)


                                   03814L103
                                (CUSIP Number)

                               Hayden R. Fleming
                         14988 N. 78th Way, Suite 2000
                          Scottsdale, Arizona  85260
                                (602) 483-9282
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 4, 1997
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this
schedule because of Rule 13(d)-1(b)(3) or (4), check the following box [   ].
                                                                        ---

Check the following box if a fee is being paid with this statement [ X ].  (A
                                                                    ---
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                      13D

                              CUSIP NO. 03814L103
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Hayden R. Fleming
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a) [__]
                                 (b) [__]
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3      SEC USE ONLY
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4      SOURCE OF FUNDS

       PF and AF
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5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR (e).  [__]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
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                 7       SOLE VOTING POWER
NUMBER OF
                            201,240
                 ---------------------------------------------------------------
SHARES
                 8       SHARED VOTING POWER

BENEFICIALLY
OWNED BY                    22,000
                 ---------------------------------------------------------------
EACH
                 9       SOLE DISPOSITIVE POWER

REPORTING
PERSON                      201,240
                 ---------------------------------------------------------------
WITH

                 10      SHARED DISPOSITIVE POWER

                            22,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         223,250
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES [__]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     5.23%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

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                                 SCHEDULE 13D
ITEM 1.

     The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the "Common Stock"). The name of the issuer is Applied Biometrics, Inc. (the "Company"). The principal executive offices of the Company is 501 East Highway 13, Suite 108, Burnsville, Minnesota, 55337.

ITEM 2.   IDENTIFY AND BACKGROUND

(a)  Name.  Hayden R. Fleming.

(b)  Address.  14988 N. 78th Way, Suite 200, Scottsdale, Arizona 85260.

(c) Principal Occupation and Employment. Hayden R. Fleming is the principal of Fleming Securities, Inc., a broker/dealer.

(d)  Criminal Proceedings.  None.

(e)  Civil proceedings.  None

(f)  Citizenship.  United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Personal funds as well as working capital of affiliate.

ITEM 4.   PURPOSE OF TRANSACTION

     All of the reported shares are held for investment purposes.

     The reporting person has no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure including

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

     but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  Number of Shares/Percentage of Class Beneficially Owned. Hayden
     R. Fleming beneficially owns a total of 223,250 shares of the Company's Common Stock representing approximately 5.23% of the outstanding shares of Common Stock based on 4,267,087 shares of Common Stock outstanding as indicated by the Company as of December 9, 1997. Of such shares, 47,000 shares are owned by a trust for the benefit of Hayden Fleming and his wife, 11,000 shares are owned by the wife of Hayden Fleming or by an individual retirement account for her benefit, 11,000 shares are owned by a trust for the benefit of a daughter of Hayden Fleming and 154,250 shares are owned by Circle F Ventures, LLC, a limited liability company of which Hayden Fleming is managing member.

          (b) Nature of Ownership. Hayden R. Fleming has sole power to vote and direct the disposition of 201,250 of the reported shares and has shared power to vote and direct the disposition of 22,000 of the reported shares that are owned by or for the benefit of his family members.

          (c) Recent Transactions. The following is a list of all transactions in the Company's Common Stock by Hayden R. Fleming during the 60 days preceding the date of this Schedule 13D.

          The shares below were bought by the following purchasers through the NASDAQ market system

     Date of
     Transaction        Number of Shares   Price Per Share      Purchaser
     12/04/97           23,500             $5.752               Trust for Hayden R. Fleming and wife
     12/04/97           54,250             $5.752               Circle F Ventures, LLC

     10/06/97           4,000              $7.45                Trust for daughter of Hayden R. Fleming

          (d)  Rights to Dividends or Proceeds.  None.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          None.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

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                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 15, 1997
    Date

                                    /s/ Hayden R. Fleming
                                   ------------------------------------
                                   Hayden R. Fleming
                                   Name/Title

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